UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Macy's, Inc. 401(k) Retirement Investment Plan

A.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Macy's, Inc.
151 West 34th Street
New York, New York 10001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Macy's, Inc. 401(k) Retirement Investment Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Macy's, Inc. 401(k) Retirement Investment Plan

Dated: June 23, 2023	By:	/s/ Adrian V. Mitchel

Adrian V. Mitchell, Chairperson
Pension and Profit Sharing Committee Macy's, Inc.

MACY'S, INC.
401(k) RETIREMENT INVESTMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2022 and 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

MACY'S INC.
401(k) RETIREMENT INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Pension and Profit Sharing Committee

Macy's, Inc. 401(k) Retirement Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Macy's, Inc. 401(k) Retirement Investment Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.
We have served as the Plan’s auditor since 2016.
Cincinnati, Ohio
June 23, 2023

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021
(in thousands)

	2022	2021
Assets
Plan interest in Macy's, Inc. Defined Contribution Plans Master Trust	$3,583,497	$4,287,010
Receivables:
Participant loans	53,264	50,593
Employer contributions	85,197	74,782
Total receivables	138,461	125,375
Total assets	3,721,958	4,412,385

Liabilities
Administrative fees payable	869	700

Net assets available for benefits	$3,721,089	$4,411,685

The accompanying notes are an integral part of these financial statements.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2022 and 2021
(in thousands)

	2022	2021
Additions to net assets attributed to:
Net investment income from Master Trust Investments	$—	$644,500
Interest on participant loans	2,392	3,067
Contributions:
Employer	85,206	75,115
Participant	217,059	208,399
Total contributions	302,265	283,514

Total additions	304,657	931,081

Deductions from net assets attributed to:
Net investment loss from Master Trust Investments	(645,894)	—
Benefits paid to participants	(345,860)	(487,064)
Administrative expenses	(3,499)	(3,912)
Total deductions	(995,253)	(490,976)

Net increase (decrease) in net assets	(690,596)	440,105

Net assets available for benefits beginning of year	4,411,685	3,971,580
Net assets available for benefits end of year	$3,721,089	$4,411,685

The accompanying notes are an integral part of these financial statements.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021

1.Description of the Plan
The following brief description of the Macy's, Inc. 401(k) Retirement Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is sponsored and administered by Macy’s, Inc. (“Macy's,” the “Company”, the “Plan Administrator” or the "Employer"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and U.S. tax law. Effective October 1, 2006, the Plan was amended to establish a Macy's Employee Stock Ownership Plan (“ESOP”) within the Macy's Stock Fund, under Section 4975(e)(7) of the Internal Revenue Code. This feature allows members with accounts in the Macy's Stock Fund to elect to either reinvest employer dividends into their Plan accounts or to receive these dividends in cash each quarter.
Eligibility
Effective March 1, 2021, all active employees are eligible for voluntary immediate participation in the Plan. Effective January 1, 2016 through February 28, 2021, Regular, Full-Time employees were eligible to immediately participate in the Plan. After one year of service of at least 1,000 hours and after reaching a minimum age of 21, all employees are eligible for participation under the Company-Match Eligible Program in the Plan.
Contributions
Participants may elect to contribute an amount equal to 1% to 50% (subject to certain limitations) of the participant's eligible compensation. A participant may elect to make these contributions on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis, including Roth compensation deferrals. The Plan offers various investment options and participants direct the investment of their contributions into the various investment options offered by the Plan. A maximum of 25% of a participant’s account balance and/or future savings may be elected for the Macy's Stock Fund.
Company contributions are made as soon as administratively feasible after year end. Company contributions, based on the appropriate matching contribution rate when combined with forfeitures, are contributed in cash directly to the Plan following the participants' investment elections. For the 2022 and 2021 Plan years, the contributions up to 6% of eligible compensation made by participants not eligible for pension credits were considered “basic savings” which were eligible for matching Company contributions. For such contributions, the Company contribution rates were equal to 100% on the first 1% of basic savings and 50% on the next 5% of basic savings.
Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2022 and 2021 Plan years, forfeited nonvested accounts totaled approximately $1,177,000 and $5,818,000, respectively.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021

Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances. As soon as administratively feasible after the end of each Plan year, the Company's applicable matching contributions are credited to the eligible individual accounts.
Vesting
Participants are immediately 100% vested in their own contributions and become 100% vested in the Company's contributions after 2 years of service. 100% vesting is also achieved through normal retirement, death or disability.
Participant Loans and Withdrawals
Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules. The rate of interest applied to each loan is determined on the date of the loan by the Macy's, Inc. Pension and Profit Sharing Committee.
Participants are generally permitted to make withdrawals of their after-tax contributions and earnings thereon at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code and Roth withdrawals are subject to a five-year holding period. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.
2.Summary of Significant Accounting Policies
a)Master Trust
The Plan entered into the Macy's, Inc. Defined Contribution Plans Master Trust, formerly known as The Federated Department Stores, Inc. Defined Contribution Plans Master Trust (the “Master Trust”) Agreement with JP Morgan Chase Bank, formerly known as The Chase Manhattan Bank (the “Trustee”). As of December 31, 2022 and 2021 the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.
The Macy's, Inc. Pension and Profit Sharing Committee selects a group of investment managers who determine purchases and sales of diversified investments for the respective portions of the assets in the Master Trust managed by them.
b)Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measurement for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021

c)Investments
Investments, where applicable, are reported at fair value as determined by quoted market prices on an active market (see Note 3). Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method.
The Plan provides for investments in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, overall market volatility, political, currency and regulatory risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.
Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on an accrual basis.
d)Insurance Contracts
The Master Trust holds certain synthetic guaranteed investment contracts (“synthetic GICs”) which meet the fully benefit-responsive investment contract criteria and are reported at contract value. Insurance contracts have been put in place to cover various underlying fixed income instruments, primarily U.S. treasury bonds, other government bonds, mortgage-backed securities, asset-backed securities and corporate bonds. In determining the Net Assets Available for Benefits, the synthetic GIC's are recorded at their contract value, which is equal to principal balance plus accrued interest.
Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less benefits paid and expenses charged. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer.
Generally, crediting interest rates are reviewed and reset quarterly and guarantee a positive return. The average yield was 4.82% for 2022 and 1.11% for 2021 and the average crediting rate was 2.31% and 1.70% at December 31, 2022 and December 31, 2021, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.
The synthetic GICs do not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days' notice.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021

e)Participant Loans
Participant loans are valued at their unpaid principal balance plus any accrued but unpaid interest.
f)Payment of Benefits
Benefits are recorded when paid.
g)Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
h)Subsequent Events
The Plan has evaluated subsequent events through June 23, 2023, the date the financial statements were available to be issued.
3.Investments
All of the Plan's investments are included in the Master Trust and are held by the Trustee.
The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:
Stable Value Fund - consisting primarily of high quality fixed-income and stable value products.
S&P 500 Stock Index Fund - consisting primarily of shares of companies included in the S&P 500 Composite Stock Price Index.
Small/Mid Cap Stock Fund - consisting primarily of small and medium capitalization domestic equity securities.
International Stock Fund - consisting primarily of stocks of companies not based in the United States of America.
Macy's Stock Fund - consisting primarily of the Company's registered common stock.
Target Retirement Date Funds - consisting primarily of institutionally priced Vanguard mutual funds, which hold a mixture of equity securities and fixed income instruments.
Self-Directed Brokerage - consisting primarily of SEC registered mutual funds.
Investments held by the Plan are stated at fair value in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC Topic 820 establishes a framework for measuring fair value and requires additional disclosures about fair value measurements.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021

The ASC Topic 820 fair value hierarchy consists of three levels: Level 1 fair values are valuations based on quoted market prices in active markets for identical assets or liabilities that the Plan has the ability to access; Level 2 fair values are those valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and Level 3 fair values are valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Macy's, Inc. common stock is reported at fair value as determined by quoted market prices in active markets defined as Level 1 in accordance with the fair value hierarchy set forth in ASC Topic 820. The money market funds and pooled funds are required to publish its net asset value (“NAV”) on a daily basis and to transact at their NAV. As such, the Plan's investments are deemed to be actively traded and have readily determinable fair values as defined by U.S. GAAP. The money market funds include fixed-income securities with maturities of three months or less. The pooled funds contain a mix of domestic common stocks and bonds, international common stocks and bonds, and cash and cash equivalents. The Plan can redeem these investments daily, and there are currently no redemption restrictions on these investments. The self-directed brokerage mutual funds trade daily with daily liquidity. They include fixed income funds, equity funds, balanced funds, index funds, international funds and specialty funds such as real estate and health funds. The Plan had no unfunded fund commitments at December 31, 2022 or December 31, 2021.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The investments of the Plan that are measured at fair value on a recurring basis as of December 31, 2022 and December 31, 2021, and their level within the fair value hierarchy, are as follows:

	Fair value category	December 31, 2022	December 31, 2021
		(in thousands)
Money market funds	Level 1	$13,517	$21,444
Macy's, Inc. common stock	Level 1	160,571	209,849
Self-directed brokerage funds	Level 1	19,774	23,004
Pooled funds:
Domestic equities	Level 1	1,010,434	1,335,327
International equities	Level 1	134,534	159,642
Target date funds	Level 1	1,643,729	1,935,001
		$2,982,559	$3,684,267
For the years ended December 31, 2022 and December 31, 2021 there were no transfers in or out of levels 1, 2 or 3 investments.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021

4.Interest in Master Trust
The Plan's interest in the net assets of the Master Trust was 100% at December 31, 2022 and December 31, 2021. The Plan's interest in the net assets of the Master Trust is included in the accompanying Statements of Net Assets Available for Benefits.

	December 31, 2022	December 31, 2021
Investments at Fair Value	(in thousands)
Money market fund	$13,517	$21,444
Macy's, Inc. common stock	160,571	209,849
Self-directed brokerage funds	19,774	23,004
Pooled funds:
Domestic equities	1,010,434	1,335,327
International equities	134,534	159,642
Target date funds	1,643,729	1,935,001
Total investments at fair value	2,982,559	3,684,267
Insurance contracts at contract value	598,941	601,778
Total investments	3,581,500	4,286,045
Cash	824	—
Interest receivable	46	—
Net dividend receivable	1,231	1,205
Due from brokers for securities sold	155	142
Trustee and management fees payable	(243)	(349)
Due to brokers for securities purchased	(16)	(33)
Total interest in Macy's, Inc. Defined Contributions Plans Master Trust	$3,583,497	$4,287,010
During the years ended December 31, 2022 and December 31, 2021, realized and unrealized gains (losses) and interest and dividends on investments held by the Master Trust were as follows:

	2022	2021
	(in thousands)
Realized gains	$488,131	$926,836
Unrealized losses	(1,150,374)	(294,878)
Interest and dividends (net of investment expenses)	15,118	12,542
5.Related Parties
Certain Master Trust investments are shares of the JP Morgan Prime Money Market Fund totaling approximately $13,517,000 and $21,444,000 at December 31, 2022 and December 31, 2021, respectively. JP Morgan Chase Bank is the Trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021

In addition, the Plan paid the Trustee approximately $290,000 in administrative expenses, principally Trustee fees, in both 2022 and 2021. In addition to expenses incurred by third party service providers, administrative expenses include salaries and benefits for Macy's associates who provide services to the Plan. Macy's allocated approximately $448,000 and $286,000 in administrative expenses to the Plan in 2022 and 2021, respectively.
The Plan holds shares of the common stock of Macy's, Inc., the Plan Administrator. Macy's, Inc. common stock held by the Plan was 4% and 5% of the Plan's total investments at December 31, 2022 and December 31, 2021, respectively.
6.Plan Provisions, Amendments and Termination
On March 27, 2020, the "Coronavirus Aid, Relief, and Economic Security (CARES) Act" was signed into law. The CARES Act, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. Plan management evaluated the relief provisions available to plan participants under the CARES Act and implemented the following provisions:
▪Special coronavirus distributions up to $100,000;
▪Increased the available loan amount to the lesser of $100,000 or 100% of the participant's vested account balance;
▪Permitted COVID-19 impacted participants to take out loans while on furlough; and
▪Extended the period for loan repayments, if applicable, up to one year.
The Company amended the Plan for these provisions in December 2022.
On December 20, 2019, the “Setting Every Community Up for Retirement Enhancement (SECURE) Act” was signed into law as part of the “Further Consolidated Appropriations Act, 2020”. The SECURE Act, among other things, included significant provisions – some mandatory, some optional – affecting employer-sponsored tax-qualified retirement plans. Plan management evaluated the optional provisions available to plan participants under the SECURE Act and implemented the following provision:
▪Permitted penalty-free “qualified birth or adoption distributions” of up to $5,000 for individuals to use for childbirth or adoption expenses.
The Company amended the Plan for the mandatory provisions and this optional provision in December 2022.
In addition, the December 2022 plan amendment adopted additional provisions to permit in-plan Roth conversions and to provide for additional Hurricane Fiona special disaster distributions for Puerto Rico.
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all participants would become fully vested such that all sums credited to individual accounts (after expenses) would be distributed to participants.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
Notes to Financial Statements
December 31, 2022 and 2021

7.Federal Income Taxes
The Plan obtained its latest favorable determination letter on March 24, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
U.S. GAAP requires management to evaluate tax positions taken by the Plan. The financial statement impact of the tax position is when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2022, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2019.
8.Administrative Expenses
The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan. Administrative expenses include third party service providers and salaries and benefits for Macy's associates who provide services to the Plan.
9.Legal Proceedings
The Plan is involved in various proceedings that are incidental to the operations of the Plan. As of the date of this report, the Plan Administrator does not expect that any of such proceedings will have a material adverse effect on the Plan's financial statements.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2022

Name of Plan Sponsor: Macy's, Inc.
Employer Identification Number: 13-3324058
Three-Digit Plan Number: 013

(a)	(b)	(c)	(d)	(e)

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost **	Current Value
*	Participant loans	Participants loans, varying maturities with interest rates ranging from 4.25% to 10.50%	$—	$53,264,000

* Represents a party-in-interest to the Plan.

** Historical cost is disclosed only for nonparticipant-directed investments.

See accompanying report of independent registered public accounting firm.

MACY’S. INC.
401(k) RETIREMENT INVESTMENT PLAN
EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm